

14030153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

SEC FILE NUMBER
8-67166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chrysalis Capital Group, LLC.

OFFICIAL USE ONLY
138499
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 Franklin Street
(No. and Street)

San Francisco (City) CA (State) 94102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl A Lane 415-771-5263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/14/14

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Cheryl A. Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chrysalis Capital Group, LLC., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

{x}(a) Facing Page.
{x}(b) Statement of Financial Condition.
{x}(c) Statement of Income (Loss).
{x}(d) Statement of Changes in Financial Condition.
{x}(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
{x}(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
{x}(g) Computation of Net Capital.
{x}(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
{x}(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
{x}(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
{ } (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
{x} (l) An Oath or Affirmation.
{ } (m) A copy of the SIPC Supplemental Report.
{x} (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______

2 ______

3 ______

4 ______

5 ______

6 ______

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 30 (Date) day of January (Month), 2014 (Year), by

(1) Cheryl Anne Lane (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature YAQIAO JIANG (Signature of Notary Public)


YAQIAO JIANG
Commission # 1958830
Notary Public - California
San Francisco County
My Comm. Expires Oct 31, 2015

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1 — Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2 — Top of thumb here

Item #5910

Chrysalis Capital Group LLC

Financial Statements

and Supplemental Information

Year ended December 31, 2013

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

The Members
Chrysalis Capital Group, LLC

We have audited the accompanying financial statements of Chrysalis Capital Group, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, members' equity cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chrysalis Capital Group, LLC as of December 31, 2013, and the result of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott
Wilson Markle Stuckey Hardesty & Bott
January 14, 2014

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Chrysalis Capital Group LLC
Statement of Financial Condition
December 31, 2013

Assets

Current assets		
Cash and cash equivalents	$	15,907
Prepaid expenses and other current assets		1,453
Total current assets		17,360
Other assets		5,000
Total assets	$	22,360

Liabilities and Members' Equity

Current liabilities		
Accounts payable and accrued liabilities	$	297
Total current liabilities		297
Members' equity		22,063
Total liabilities and members' equity	$	22,360

See accompanying notes

Chrysalis Capital Group LLC
Statement of Operations
Year ended December 31, 2013

Revenues		
Commissions and fees	$	6,386
Other income		1
Total revenues		6,387
Expenses		
Regulatory fees and expenses		14,902
Insurance		1,784
Advertising, office and other expenses		41,482
Total expenses		58,168
Net loss	$	(51,781)

See accompanying notes.

Chrysalis Capital Group LLC
Statement of Members' Equity
Year ended December 31, 2013

Balances, December 31, 2012	$	43,844
Member contributions		30,000
Net loss		(51,781)
Balances, December 31, 2013	$	22,063

See accompanying notes.

Chrysalis Capital Group LLC
Statement of Cash Flows
Year ended December 31, 2013

Cash flows from operating activities		
Net loss	$	(51,781)
Adjustments to reconcile net loss to net cash used by operating activities		
Decrease in prepaid expenses and other current assets		118
Decrease in accounts payable and accrued liabilities		297
Net cash used by operating activities		(51,366)
Cash flows from financing activities		
Member contributions		30,000
Net decrease in cash and cash equivalents		(21,366)
Cash and cash equivalents, beginning of year		37,273
Cash and cash equivalents, end of year	$	15,907

See accompanying notes

Chrysalis Capital Group LLC
Notes to Financial Statements
December 31, 2013

Note 1 - Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying financial statements include the accounts of Chrysalis Capital Group LLC (the "Company").

The Company was formed in Delaware in December 2003. In April 2006, the Company registered as a broker/dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority.

Nature of operations

The Company is a private investment banking firm specializing in the sale of privately owned companies and investment properties with an emphasis on tax saving and tax-deferred transactions.

The Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting

The financial statements of the Company have been prepared under accounting principles generally accepted in the United States and reflect the following significant policies.

Revenue recognition

Commissions and fees earned by the Company are recorded on an accrual basis. Investment income is recorded as earned.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in a business checking account, available on demand.

Note 1 - Basis of presentation and summary of significant accounting policies (continued)

Fair value of financial instruments

Substantially all assets and liabilities are carried at historical cost or contract value which approximates fair value due to their relative short-term nature.

Advertising costs

Costs incurred for producing and communicating advertising are expensed when incurred.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for uncollectible accounts receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At December 31, 2013, the Company had no accounts receivable and, accordingly, determined that an allowance for doubtful accounts was not necessary.

Income taxes

The Company has elected to be taxed as a limited liability company in a manner similar to the taxation of a partnership. The Company is not subject to federal or state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

Note 1 - Basis of presentation and summary of significant accounting policies (continued)

Income taxes (continued)

The Company follows accounting principles generally accepted in the United States relating to the accounting for uncertainty in income taxes. These provisions had no impact on the Company's liability for unrecognized tax benefits. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2010 to 2013 are open for examination by the Internal Revenue Service and years 2009 to 2013 by the California Franchise Tax Board.

Note 2 - Transactions with members

The Company rents its office facility from an entity owned by its managing member. Rent paid to the affiliate totaled $12,000 for the year ended December 31, 2013 (2012 - $12,000). The Company also receives certain office and administrative services provided by its managing member. For the year ended December 31, 2013, the Company reimbursed its managing member for all significant reimbursable costs.

The Company's managing member may also incur, and pay currently for, certain expenses related to transactions in process. If the transactions close and generate revenue to the Company, the expenses may be reimbursed to the managing member. If the transactions do not close, the expenses remain those of the member. Accordingly, such costs are recorded as paid. As of December 31, 2013, the Company had reimbursed all significant member incurred costs.

Note 3 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6.67% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2013, the Company had net capital, as defined under the Rule, of $15,610, which exceeded the minimum requirement of $5,000 by $10,610. The Company had aggregate indebtedness of $297, as defined under the Rule.

Note 4 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through January 14, 2014, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2013 that required recognition or disclosure in such financial statements.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Chrysalis Capital Group LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2013

Balance, December 31, 2012	$	-
Increases (decreases)		-
Balance, December 31, 2013	$	-

Chrysalis Capital Group LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2013

Net Capital	
Total members' equity	$ 22,063
Adjustments to net capital pursuant to Rule 15c3-1:	
Non-allowable assets	
Prepaid expenses and other current assets	(1,453)
Other assets	(5,000)
	(6,453)
Net capital	$15,610
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ 297
Computation of Basic Net Capital Requirement	
Minimum net capital required (6.67% of total aggregate indebtedness)	$ 20
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 10,610
Percentage of aggregate indebtedness to net capital	1.9%

Chrysalis Capital Group LLC
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2013

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of December 31, 2013)

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2013

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Chrysalis Capital Group LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Chrysalis Capital Group LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Members
Chrysalis Capital Group LLC

In planning and performing our audit of the financial statements of Chrysalis Capital Group LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered the internal control over financial reporting (internal control) of the Company as a basis for designing our audit procedures to express our opinion on the financial statements, but not to express an opinion on the effectiveness of the internal control of the Company. Accordingly, we do not express an opinion on the effectiveness of the internal control of the Company.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e).

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, management makes estimates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures in the second paragraph, error or fraud may occur and they may not detect the error or fraud. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the ability of the Company to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that the internal control of the Company will not prevent or detect a misstatement of the financial statements of the Company that is more than inconsequential.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that the internal control of the Company will not prevent or detect a material misstatement of the financial statements.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the practices and procedures of the Company, as described in the second paragraph, were adequate, as of December 31, 2013, to meet the objectives of the SEC.

This report is intended solely for the information and use of the management of the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 14, 2014